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FEB 28 2008

Washington, DC
106

[redacted]

SECU 08027467 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-39728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huckin Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Buffalo Speedway, Suite 950
(No. and Street)

Houston	Texas	77098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Huckin (713) 526-8411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conklin Hruzek & Co., P. C.
(Name – *if individual, state last, first, middle name*)

801 Travis, Suite 2050	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BP 3/18

OATH OR AFFIRMATION

I, David Huckin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huckin Financial Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOHN E. ACHE
MY COMMISSION EXPIRES
DECEMBER 31, 2011

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes ~~in Financial Condition~~ Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Huckin Financial Group, Inc.:

We have audited the accompanying statements of financial condition of Huckin Financial Group, Inc. (a Texas corporation) as of December 31, 2007 and 2006, and the related statements of earnings (loss), stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huckin Financial Group, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 25, 2008

HUCKIN FINANCIAL GROUP, INC.

Statements of Financial Condition

December 31, 2007 and 2006

	2007	2006
Assets		
Cash and cash equivalents	$ 72,262	238,022
Commissions and fees receivable from insurance companies and mutual funds	116,846	42,150
Receivable from stockholder	-	5,292
Prepaid income taxes	6,643	-
Prepaid expenses	4,781	9,176
Securities owned - marketable, at market value	1,492,395	236,991
Automobile, furniture and equipment, at cost, net of accumulated depreciation of $106,621 and $87,800, respectively	32,925	51,423
Deferred income tax asset	19,981	22,028
	$ 1,745,833	605,082
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$ 88,232	46,429
Note payable to stockholder	997,605	-
Deferred income tax liability	18,282	7,918
Total liabilities	1,104,119	54,347
Stockholder's equity:		
Common stock, $1 par value; authorized 100,000 shares; issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	7,257	7,257
Retained earnings	633,457	542,478
Total stockholder's equity	641,714	550,735
	$ 1,745,833	605,082

The accompanying notes are an integral part of these financial statements.

HUCKIN FINANCIAL GROUP, INC.

Statements of Earnings (Loss)

Years ended December 31, 2007 and 2006

	2007	2006
Revenue:		
Commissions and fees	$ 1,668,635	1,559,532
Advisory and planning fees	99,419	86,970
Realized gains (losses), net	73,202	(12,892)
Unrealized gains	14,682	30,691
Interest and dividend income	27,362	14,897
Other income	-	56
	1,883,300	1,679,254
Expenses:		
Compensation and benefits	739,286	848,814
Commissions expense	755,467	635,728
Office rent	62,127	53,963
Travel and entertainment	47,391	49,185
Professional fees	44,244	28,942
Depreciation	18,821	22,697
Advertising and promotion	8,123	17,024
Postage and supplies	15,574	10,336
Telephone and communications	10,315	8,715
Regulatory fees and assessments	5,918	10,297
Other operating expenses	27,599	26,707
Interest expense	27,739	-
	1,762,604	1,712,408
Earnings (loss) before income taxes	120,696	(33,154)
Income tax expense	29,717	1,501
Net earnings (loss)	$ 90,979	(34,655)

The accompanying notes are an integral part of these financial statements.

HUCKIN FINANCIAL GROUP, INC.

Statements of Stockholder's Equity

Years ended December 31, 2007 and 2006

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2005	$ 1,000	7,257	627,133	635.390
Net earnings (loss)	-	-	(34,655)	(34,655)
Dividends - $50 per share	-	-	(50,000)	(50,000)
Balance at December 31, 2006	1,000	7,257	542,478	550,735
Net earnings	-	-	90,979	90,979
Balance at December 31, 2007	$ 1,000	7,257	633,457	641,714

The accompanying notes are an integral part of these financial statements.

HUCKIN FINANCIAL GROUP, INC.

Statements of Cash Flows

Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net earnings (loss)	$ 90,979	(34,655)
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:		
Depreciation	18,821	22,697
Realized (gains) losses	(73,202)	12,892
Unrealized (gains) losses	(14,682)	(30,691)
Deferred income taxes	12,411	(11,655)
Changes in operating assets and liabilities:		
Receivable from insurance companies and mutual funds	(74,696)	168,420
Receivable from stockholder	5,292	-
Prepaid expenses	(2,248)	(4,431)
Accounts payable and accrued expenses	41,803	(31,005)
Total adjustments	(86,501)	126,227
Cash provided from operating activities	4,478	91,572
Cash flows from investing activities:		
Proceeds from sale of securities	3,537,381	7,008
Purchases of securities	(4,704,901)	(8,100)
Purchases of office furniture and equipment	(323)	(1,668)
Cash used in investing activities	(1,167,843)	(2,760)
Cash flows from financing activities:		
Dividends paid	-	(50,000)
Proceeds from note payable to stockholder, net of payments	997,605	-
Cash provided from (used in) financing activities	997,605	(50,000)
Net increase (decrease) in cash	(165,760)	38,812
Cash at beginning of year	238,022	199,210
Cash at end of year	$ 72,262	238,022

The accompanying notes are an integral part of these financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

The nature of business and a summary of the significant accounting policies of Huckin Financial Group, Inc. is set forth below:

(a) Organization and nature of business - Huckin Financial Group, Inc. (The Company) was incorporated in Texas on January 2, 1982, and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is also registered as an investment advisor with the Texas State Securities Board. Additionally, the Company is licensed as an insurance agency under state laws.

(b) Revenue recognition - Revenue from the sale of annuity products, insurance products, mutual funds, security transactions and other revenue are recognized on the accrual basis. The Company records its revenue as received, adjusted monthly for receivables based on the Company's estimate of revenue earned from the sale of specific financial products, but not yet collected from the respective insurance company, mutual fund or other financial services company. Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of December 31 are not material to the Company's financial statements.

Commissions from the sale of annuity products are recognized when the annuity issuer accepts the sales contract or when a contract is renewed. Commission refunds and charge-backs are normally recognized when the Company is notified of policy cancellation by an annuity issuer.

Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made.

(c) Depreciation - Depreciation of automobile, furniture and equipment is provided primarily on the straight line method over the estimated useful lives of the assets of five to seven years.

(1) Nature of Business and Summary of Significant Accounting Policies, continued

(d) Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(e) Statement of cash flows - For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market accounts and money market mutual funds, and short-term debt instruments with a maturity of three months or less. The Company paid income taxes of $22,181 in 2007. The Company paid no income taxes in 2006, nor any interest expense in 2007 or 2006.

(f) Cash - The Company maintains its cash in bank deposit accounts which at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(g) Advertising - The costs of advertising are expensed either as incurred or the first time the advertising takes place.

(h) Securities owned - Securities owned by a broker-dealer are subject to specialized industry guidance as prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, Brokers and Dealers in Securities. Securities held by broker-dealers are accounted for at fair value with realized and unrealized gains and losses included in earnings.

(i) The 2006 statement of earnings (loss) has been reclassified to conform to the 2007 presentation of state income taxes.

(2) Securities Owned

Securities owned are stated at fair value based on quoted market prices per national securities exchanges. Securities owned consist of the following at December 31, 2007 and 2006:

	2007	2006
Powershares QQQ Trust, Series 1	$ 484,439	-
Powershares Dynamic Large Cap Growth Portfolio	509,756	-
Wisdom Tree DEFA High-Yielding Equity Fund	498,200	-
iShares Goldman Sachs Software Index	-	31,652
Microsoft Corporation	-	59,720
NVIDIA Corporation	-	5,662
Tyco International Ltd.	-	130,720
NASDAQ Stock Market, Inc.	-	9,237
	$ 1,492,395	236,991

(3) Automobile, Furniture and Equipment

Automobile, furniture and equipment consist of the following at December 31, 2007 and 2006:

	2007	2006
Automobile	$ 47,230	47,230
Equipment	36,673	36,673
Furniture	55,643	55,320
	$ 139,546	139,223

(4) Note Payable to Stockholder

The Company's note payable to stockholder is unsecured, payable on demand and bears interest at 5%.

(5) Income Taxes

The income tax provision differs from the expense that would result from applying Federal statutory rates to income before taxes because certain income and expenses are not included for tax purposes. Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

(5) Income Taxes, continued

Income tax expense consists of the following for 2007 and 2006:

	2007	2006
Current - State	$ 12,568	2,356
Current - Federal	4,738	10,800
Deferred - Federal	12,411	(11,655)
Net income tax (benefit) expense	$ 29,717	1,501

The following represents the approximate tax effects of each significant type of temporary difference giving rise to the deferred income tax asset and liability:

	2007	2006
Deferred tax asset:		
Accounts payable and accrued expenses	$ 12,308	3,678
Depreciation	1,538	
Capital loss carryforward	12,270	26,768
Unrealized loss on securities owned	-	2,164
	26,116	32,610
Valuation allowance	(6,135)	(10,582)
Net deferred tax asset	$ 19,981	22,028
Deferred tax liability:		
Commissions and fees receivable	$ 17,526	6,323
Prepaid expenses	717	1,376
Depreciation	-	219
Unrealized gain on securities owned	39	-
	$ 18,282	7,918

Utilization of the deferred tax asset is dependent on future taxable income and capital gains. Due to the short carryover for capital losses, a valuation allowance has been applied to reduce the gross deferred tax asset. The following is a summary of the Company's carryovers that may be applied against future capital gains:

	Amount	Expiring during year ended
Capital loss carryforwards:		
	$ 46,809	2009
	22,096	2010
	12,892	2011
	$ 81,797	

(6) Employee Benefit Plans

The Company has adopted a non-contributory money purchase plan and profit-sharing plan which covers substantially all employees who have met certain minimum service requirements. Under the provisions of the plan instrument, the Company may contribute the lesser of a statutory amount or 25% of the employee's eligible compensation. Certain contributions are discretionary. The plan has received IRS approval under Section 401(A) of the Internal Revenue Code. During the years ended December 31, 2007 and 2006, the Company contributed $45,000 and $44,000 respectively, to the plan.

(7) Contingencies

The Company is subject to the normal business risks inherent to broker-dealers in the securities industry. Commission revenue may be unfavorably impacted by changes in financial markets, loss or changes in dealer relationships, loss of access to traditional markets, and product suitability risks attributable to agent and customer relationships. As of December 31, no claims had been asserted against the Company.

(8) Operating leases

The Company leases its office space under an operating lease that expires on March 31, 2010. Future minimum rental payments required under the noncancellable operating lease as of December 31, 2007, are:

Year	Amount
2008	$ 59,959
2009	61,330
2010	15,418
	$ 136,707

Rental expenses on the office space for the years ended December 31, 2007 and 2006, were $62,127 and $53,963, respectively.

(9) Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2007, the Company had net capital of $329,245 which exceeded its required net capital of $72,389 by $256,856. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $86,867. The Company's ratio of aggregate indebtedness to net capital was 3.30 to 1. There were no liabilities subordinated to the claims of general creditors during 2007.

(10) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents - Fair value approximates carrying value due to the initial maturities of the instruments being three months or less.

Accounts receivable and accounts payable - Fair value approximates carrying value due to the short-term nature of the instruments.

Schedule I

HUCKIN FINANCIAL GROUP, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net capital:		
Total stockholder's equity		$ 641,714
Add allowable credits - deferred income taxes payable		18,282
Total capital		659,996
Less nonallowable assets:		
Commissions and fees receivable	$ 116,846	
Prepaid expenses	11,424	
Automobile, furniture and equipment, net	32,925	
Deferred tax asset	19,981	181,176
Net capital before haircuts on securities positions		478,820
Haircuts on securities:		
Money market mutual fund	335	
Exchange traded funds	149,240	149,575
Net capital		$ 329,245
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses		$ 88,232
Note payable to stockholder		997,605
Total aggregate indebtedness		$ 1,085,837
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 72,389
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)		$ 72,389
Net capital in excess of required minium		$ 256,856
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 220,661
Ratio of aggregate indebtedness to net capital		3.30

HUCKIN FINANCIAL GROUP, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Continued

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007, as amended):		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$ 504,919
Allowable credits - deferred income taxes payable		18,282
Audit adjustments for:		
Note payable to stockholder	$ (44,905)	
Accrued commissions payable	28,323	
Accrued income taxes payable	(10,912)	
Deferred income taxes payable	(9,965)	
Other audit adjustments, net	2,457	(35,002)
Nonallowable assets erroneously reported as allowable - commissions receivable over 30 days old		(309,868)
Deletion of haircuts on undue concentrations - exchange traded funds		150,914
Net capital per above		$ 329,245

HUCKIN FINANCIAL GROUP, INC.

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2007

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934. Paragraph (k)(1) of the rule specifies that a broker-dealer must meet all of the following conditions to be exempt from SEC Rule 15c3-3:

- Its dealer transaction (as principal for its own account) must be limited to the purchase, sale and redemption of mutual funds and interests in insurance company separate accounts;
- Its transactions as broker (agent) are limited to the sale and redemption of mutual funds and interests in insurance company separate accounts; the sale of securities of customers to obtain funds for immediate reinvestment in a mutual; and the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States government.
- It promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money to, customers.

As of and for the year ended December 31, 2007, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(1) of Rule 15c3-3.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Huckin Financial Group, Inc.:

In planning and performing our audit of the financial statements of Huckin Financial Group, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose on expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of Huckin Financial Group, Inc. for the year ended December 31, 2007, and this report does not affect our report thereon dated February 25, 2008.

> The Company does not have segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Company and its customers.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 25, 2008

END